Exhibit 99-B.4.25

ING Life Insurance and Annuity Company

ENDORSEMENT

The Contract and the Certificate, if applicable, is endorsed as follows.

In section III. PURCHASE PAYMENT, CURRENT VALUE AND SURRENDER PROVISIONS add the following provision:

Account Rebalancing

A program that allows Participants to have their Individual Account values automatically adjusted on a scheduled basis in order to maintain the desired percentage allocation for each fund in which the Separate Account is invested. If elected, only account values invested in the Separate Account (excluding GET) are eligible to be rebalanced. Account values invested in the GA Account and the Fixed Account are not eligible to be rebalanced. Transfers made under this program will not be subject to the annual transfer limits imposed by the Contract.

In section 5.04(j) Distribution Options add the following:

(c)

Life Expectancy Option (LEO)

This option is available only to Participants who have separated from service. LEO provides automatic, substantially equal periodic payments of the Individual Account value prior to age 59½. LEO is not available when a loan (if allowed under the Contract) is in effect.

To avoid tax penalties, the calculation of payments under LEO must comply with methods allowed under federal regulations. Currently, we offer the following three methods:

(a)

Life expectancy method

The annual payment amount is recalculated each year. It is calculated by dividing the Individual Account value by the Participant's life expectancy. The amount distributed each year will be based on the Individual Account value as of December 31 of the prior year.

(b)

Amortization method

The annual payment amount remains level. The annual amount is determined by amortizing the Individual Account value over the life expectancy of the Participant or the joint life expectancies of the Participant and the beneficiary at an interest rate that does not exceed a reasonable interest rate on the date payments begin.

(c)

Annuity method

The annual payment amount remains level. The amount is determined by dividing the Individual Account value by an annuity factor beginning at the Participant's age in the year payments begin and continuing for the life of the Participant and which is derived using an interest rate that does not exceed a reasonable interest rate on the date payments begin.

As allowed by law, we may offer additional methods.

Once a payment method is elected, payments must continue for at least five years or until the Participant attains age 59½, whichever is later. We will not make payments under LEO once the Participant attains age 70. At age 70, the Participant must elect another distribution option or use all or a portion of the Individual Account value to purchase Annuity payments.

If amounts are withdrawn from the GA Account, a MVA will apply to amounts withdrawn under LEO.

Delete and replace section 6.01 Maintenance Fee with the following: The Maintenance Fee will be $-0- per Individual Account.

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Add the following new provisions to the end of section 6.02 Surrender Fee: No Surrender Fee is deducted from any portion of the Individual Account which is paid:

Due to a Participant's separation from service; or

Due to financial hardship as defined by the Code.

Endorsed and made part of the Contract and Certificate on April 1, 2004, or on the Effective Date of the Contract or Certificate, if later.

/s/ Keith Gubbay
President ING Life Insurance and Annuity Company

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